                                                                    EXHIBIT 99.4

                            PARAMOUNT RESOURCES LTD.

                                OFFER TO EXCHANGE
                    ALL OF THE OUTSTANDING NOTES LISTED BELOW
                  FOR 8.0% SENIOR NOTES DUE 2012 AND CASH, AND
                            SOLICITATION OF CONSENTS

            ISSUER                        NOTES                CUSIP NUMBERS    ISIN NUMBERS
            ------                        -----                -------------    ------------
   Paramount Resources Ltd.   7 7/8% Senior Notes due 2010       699320AA5      US699320AA59
                              8 7/8% Senior Notes due 2014       699320AB3      US699320AB33

THE SOLICITATION OF CONSENTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 29, 2004, UNLESS EXTENDED OR TERMINATED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "CONSENT EXPIRATION TIME"). THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 13, 2005, UNLESS EXTENDED OR TERMINATED (SUCH TIME AND DATE, AS THE SAME MAY BE EXTENDED, THE "OFFER EXPIRATION DATE"). HOLDERS WHO DESIRE TO RECEIVE THE EXCHANGE OFFER CONSIDERATION (AS DEFINED BELOW) FOR NOTES TENDERED MUST BOTH VALIDLY CONSENT TO THE PROPOSED AMENDMENTS (AS DEFINED BELOW) WITH RESPECT TO SUCH NOTES, AND MUST VALIDLY TENDER (AND NOT WITHDRAW) SUCH NOTES PURSUANT TO THE EXCHANGE OFFER ON OR PRIOR TO THE CONSENT EXPIRATION TIME. HOLDERS WHO TENDER THEIR NOTES AFTER THE CONSENT EXPIRATION TIME, BUT ON OR PRIOR TO THE OFFER EXPIRATION DATE, WILL NOT BE ELIGIBLE TO RECEIVE THE CONSENT PAYMENT (AS DEFINED IN THE STATEMENT REFERRED TO BELOW). ALL CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN THE PROSPECTUS SUPPLEMENT AND SOLICITATION STATEMENT OF PARAMOUNT RESOURCES LTD., DATED DECEMBER 15, 2004 (AS IT MAY BE AMENDED, SUPPLEMENTED OR MODIFIED FROM TIME TO TIME, THE "STATEMENT"). TO THE EXTENT THERE ARE ANY CONFLICTS BETWEEN THE TERMS AND CONDITIONS OF THIS LETTER AND THE TERMS AND CONDITIONS OF THE STATEMENT, THE TERMS AND CONDITIONS OF THE STATEMENT SHALL CONTROL.

APPLICATIONS TO REGISTER THESE SECURITIES HAVE BEEN FILED WITH, BUT HAVE NOT YET BECOME EFFECTIVE IN, THE US STATES OF KENTUCKY AND OREGON. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED IN EACH OF THOSE US STATES PRIOR TO THE TIME THE RESPECTIVE REGISTRATION STATEMENT BECOMES EFFECTIVE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

A NOTICE OF CLAIM OF EXEMPTION FOR MULTIJURISDICTIONAL SECURITIES UNDER SEC. R14-4-135 OF THE REGULATIONS OF THE US STATE OF ARIZONA CORPORATION COMMISSION HAS BEEN FILED. THESE SECURITIES MAY NOT BE SOLD NOR MAY SOLICITATIONS OF OFFERS TO BUY BE MADE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATE UNTIL THE REGISTRATION STATEMENT HAS BEEN ON FILE WITH THE US STATE OF ARIZONA CORPORATION COMMISSIONER FOR AT LEAST SEVEN DAYS.

NOTICE OF CLAIM OF EXEMPTION HAS BEEN FILED IN THE US STATE OF MAINE BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY SOLICITATIONS OF OFFERS TO BUY BE MADE IN SUCH US STATE UNTIL THE NOTICE BECOMES EFFECTIVE EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATE.

THESE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN THE US STATES OF CALIFORNIA, IDAHO, ILLINOIS, INDIANA, MARYLAND, MICHIGAN, MINNESOTA, MISSOURI, NEW HAMPSHIRE, NEW JERSEY, NORTH DAKOTA, OHIO, PENNSYLVANIA, TENNESSEE, TEXAS AND UTAH AND NO SUCH OFFER TO SELL OR SALE, OR

SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

A REQUEST FOR A GRANT OF EXEMPTION FROM REGISTRATION IN THE US STATE OF SOUTH DAKOTA AND FOR A DISCRETIONARY EXEMPTION ORDER IN THE US STATE OF WISCONSIN HAS BEEN MADE IN RESPECT OF THE SECURITIES. PENDING THE GRANTING OF SUCH RELIEF FROM REGISTRATION NO OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

NOTICES OF INTENTION TO SELL HAVE BEEN FILED IN THE US STATES OF GEORGIA AND LOUISIANA BUT HAVE NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED IN EACH OF THOSE US STATES PRIOR TO THE TIME A CERTIFICATE HAS BEEN ISSUED BY THE RESPECTIVE COMMISSIONERS OF SUCH US STATES EXCEPT TO PERSONS THAT QUALIFY AS INSTITUTIONAL INVESTORS IN SUCH US STATES.

                                                               December 15, 2004

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

         Enclosed is the Prospectus Supplement and Consent Solicitation Statement of Paramount Resources Ltd., dated December 15, 2004 and a form of Consent and Letter of Transmittal (the "Letter of Transmittal") relating to the offer by Paramount Resources Ltd. ("Paramount") to exchange all of its outstanding Notes listed above (the "Notes") for 8.0% Senior Notes due 2012 (the "New Notes") and cash (the New Notes and cash together, the "Exchange Offer Consideration"), in each case upon the terms and subject to the conditions set forth in the Statement and in the Letter of Transmittal, which together constitute the "Exchange Offer." In conjunction with the Exchange Offer, Paramount is soliciting consents from you (collectively, the "Consents") to certain proposed amendments to the indentures governing the Note (the "Indentures"), in each case to eliminate substantially all of the affirmative and restrictive covenants, events of default, repurchase rights and related provisions contained in the Indentures (collectively, the "Proposed Amendments"). The solicitation of Consents by Paramount is referred to as the "Solicitation."

         The Proposed Amendments constitute a single proposal and a consenting Holder must consent to such Proposed Amendments in their entirety and may not consent selectively with respect to certain of the Proposed Amendments. Therefore, the delivery of a Consent by a Holder will constitute a consent to all of the Proposed Amendments to the Indentures relating to the Notes beneficially owned by such Holder. The valid tender by a Holder of Notes pursuant to the Exchange Offer will be deemed to constitute the Consent by such Holder to the Proposed Amendments. Paramount is not soliciting and will not accept Consents from Holders who do not tender their Notes pursuant to the Exchange Offer.

         Subject to the terms and conditions set forth in the Statement and the Letter of Transmittal, Paramount offers to issue and pay to each Holder of Notes who validly tenders such Notes and does not validly withdraw such tender prior to the Consent Expiration Time, the Exchange Offer Consideration for each US$1,000 principal amount of Notes tendered pursuant to the Exchange Offer, as set forth below:

                                                8.0% SENIOR NOTES DUE 2012         CASH (US$)
                                                --------------------------         ----------
2010 Notes Exchange Offer
Consideration..............................      US$1,000 principal amount         US$133.27
2014 Notes Exchange Offer
Consideration..............................      US$1,000 principal amount         US$215.44

         In each case, US$30.00 of the Exchange Offer Consideration is the Consent Payment.

         Subject to the terms and conditions set forth in the Statement and the Letter of Transmittal, Paramount offers to pay to each registered Holder of Notes who validly tenders such Notes and does not validly withdraw such tender after the Consent Expiration Time, but on or before the Offer Expiration Date, an amount equal to the Exchange Offer Consideration for such Notes, less the Consent Payment.

         THE SOLICITATION OF CONSENTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, AT THE CONSENT EXPIRATION TIME, WHICH IS DECEMBER 29, 2004, UNLESS EXTENDED OR TERMINATED. THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THE OFFER EXPIRATION DATE, WHICH IS JANUARY 13, 2005, UNLESS EXTENDED OR TERMINATED. HOLDERS OF NOTES WHO DESIRE TO RECEIVE THE EXCHANGE OFFER CONSIDERATION FOR NOTES TENDERED MUST BOTH VALIDLY CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO SUCH NOTES PURSUANT TO THE SOLICITATION AND VALIDLY TENDER SUCH NOTES PURSUANT TO THE EXCHANGE OFFER ON OR PRIOR TO THE CONSENT EXPIRATION TIME. HOLDERS WHO VALIDLY TENDER THEIR NOTES AFTER THE CONSENT EXPIRATION TIME, BUT ON OR PRIOR TO THE OFFER EXPIRATION DATE, WILL ONLY BE ELIGIBLE TO RECEIVE THE NEW NOTES.

         NOTES TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE REVOKED AT ANY TIME ON OR PRIOR TO THE CONSENT EXPIRATION TIME. A VALID WITHDRAWAL OF TENDERED NOTES ON OR PRIOR TO THE CONSENT EXPIRATION TIME WILL CONSTITUTE THE CONCURRENT VALID REVOCATION OF SUCH HOLDER'S RELATED CONSENT. IN ORDER FOR A HOLDER TO REVOKE A CONSENT, SUCH HOLDER MUST WITHDRAW THE RELATED TENDERED NOTES. GENERALLY, TENDERED NOTES MAY NOT BE WITHDRAWN AND CONSENTS MAY NOT BE REVOKED SUBSEQUENT TO THE CONSENT EXPIRATION TIME.

         SUBJECT TO THE TERMS AND CONDITIONS SET FOR IN THE STATEMENT AND THE LETTER OF TRANSMITTAL, PAYMENT OF THE CONSENT PAYMENT TO HOLDERS ENTITLED THERETO WILL BE MADE PROMPTLY FOLLOWING THE CONSENT EXPIRATION TIME.

         PARAMOUNT'S OBLIGATION TO ACCEPT, AND PAY FOR, THE NOTES OF ANY ISSUE OF NOTES VALIDLY TENDERED PURSUANT TO THE EXCHANGE OFFER AND TO EFFECTUATE THE SOLICITATION (INCLUDING THE OBLIGATION TO MAKE THE CONSENT PAYMENT) WITH RESPECT TO SUCH NOTES, ARE SUBJECT TO A NUMBER OF CONDITIONS, AS MORE SPECIFICALLY SET FORTH IN THE STATEMENT UNDER "THE EXCHANGE OFFER AND CONSENT SOLICITATION -- CONDITIONS TO THE EXCHANGE OFFER AND CONSENT SOLICITATION."

         On November 30, 2004, as permitted by and in accordance with the terms of the indentures governing the Notes, Paramount announced that it will redeem US$41,744,000 of the 2010 Notes and US$43,750,000 of the 2014 Notes on December 30, 2004. In the Exchange Offer, Paramount is offering to exchange all of the Notes not called for redemption.

         The Exchange Offer is being made by prospectus in the United States. The Exchange Offer is not being made to, nor will tenders of old notes be accepted from or on behalf of, or New Notes issued to, Holders of Notes resident in, or otherwise subject to the laws of, any province or territory of Canada or any other jurisdiction in which the making or acceptance of the offer or the issuance of New Notes would not be in compliance with the laws of such jurisdiction. However, Paramount may extend the Exchange Offer to such Holders and accept tenders of Notes from or on behalf of, and issue New Notes to, such Holders, if Paramount determines, in its sole discretion, that such extension and acceptance of the offer and issuance of New Notes is permitted by applicable laws.

         Paramount reserves the right, in its sole discretion, to waive any and all of the conditions to the Exchange Offer and the Solicitation, at any time. See "The Exchange Offer and Consent Solicitation -- Conditions to the Exchange Offer and Consent Solicitation" in the Statement.

         Upon the terms and subject to the conditions of the Exchange Offer, Paramount will accept for exchange all Notes that Holders validly tender and do not validly withdraw pursuant to the Exchange Offer on or prior to the Offer Expiration Date. For purposes of the Exchange Offer, validly tendered Notes (or defectively tendered Notes for which Paramount has waived such defect) will be deemed to have been accepted for purchase by Paramount if, as and when it gives oral or written notice thereof to the Exchange Agent.

         Tendering Holders of Notes exchanged in the Exchange Offer who tender directly to DTC (as defined below) will not be obligated to pay brokerage commissions or fees to us, UBS Securities LLC (the "Dealer Manager") and Solicitation Agent, or Global Bondholder Services Corporation (the "Information Agent"), or transfer taxes with respect to the exchange of their Notes for New Notes, unless the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal has been completed, as described in the instructions thereto. Holders who tender Notes through their broker, commercial bank or other nominee may be required to pay commissions, fees or other charges and should consult with such institution to determine if any charges may be applicable. Paramount will pay all other charges and expenses in connection with the Exchange Offer and Solicitation.

         Adoption of the Proposed Amendments with respect to each issue of Notes may have material adverse consequences for any Holder who does not validly tender Notes of such issue pursuant to the Exchange Offer. If the Proposed Amendments with respect to any issue of Notes become operative, each Holder of Notes of such issue, regardless of whether such Holder has tendered Notes of such issue or has delivered a Letter of Transmittal, will be bound by the Proposed Amendments relating to such issue. As a result of the adoption of the Proposed Amendments with respect to any issue, Holders of outstanding Notes of such issue will no longer be entitled to the benefit of substantially all of the affirmative and restrictive covenants, certain events of default, repurchase rights and related provisions contained in such indenture relating to such issue. In addition, the reduction in the aggregate number of outstanding Notes of any particular issue that is likely to result from the Exchange Offer may adversely affect the trading market, liquidity and market price for any Notes of such issue not properly tendered pursuant to the Exchange Offer if the Exchange Offer for Notes of such issue is consummated and the requisite Consents for such Notes are received.

         A supplemental indenture relating to each applicable issue of the Notes will be executed promptly after the Offer Expiration Date if the applicable requisite Consents have been received by Paramount with respect to such issue of Notes and the other conditions of the Exchange Offer have been met, and will become operative promptly following completion of the Exchange Offer. If any supplemental indenture reflecting the corresponding Proposed Amendments becomes operative, all Notes of such issue that remain outstanding thereafter will be subject to the provisions of the applicable Indenture as amended by the applicable supplemental indenture.

         For your information and for forwarding to your clients for whom you hold Notes registered in your name or in the name of your nominee, we are enclosing the following documents:

         1. The Statement, dated December 15, 2004.

         2. A Letter of Transmittal for the Notes for your use and for the information of your clients, including Guidelines For Certification of Taxpayer Identification Number on Substitute Form W-9, which provides information relating to backup withholding tax.

         3. A Notice of Guaranteed Delivery for the Notes, to be used to accept the Exchange Offer after the Consent Expiration Time, if the Notes and all other required documents cannot be delivered to the Exchange Agent by the Offer Expiration Date.

         4. A printed form of letter, including the Letter of Instruction, which may be sent to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions regarding the Exchange Offer and Solicitation. This form will enable your clients to tender all Notes that they own if they so desire.

         Depository Trust Company ("DTC") participants will be able to execute tenders of Notes and deliver Consents through the DTC Automated Tender Offer Program ("ATOP").

         If a Holder desires to tender Notes pursuant to the Exchange Offer and deliver a Consent with respect to such Notes after the Consent Expiration Time, and (i) certificates representing such Notes are not lost but are not immediately available, (ii) time will not permit such Holder's Letter of Transmittal, certificates evidencing such Notes and other required documents to reach the Exchange Agent on or prior to the Offer Expiration Date or (iii) the procedures for book-entry (including delivery of an Agent's Message through you) cannot be completed on or prior to the Offer Expiration Date, such Holder may effect a tender of such Notes and delivery of the related Consent in accordance with the guaranteed delivery procedures set forth in the Statement under "The Exchange Offer and Solicitation -- Procedures for Tendering Old Notes and Delivering Consents" and " -- Guaranteed Delivery." Holders following the guaranteed delivery procedure must still properly complete, duly execute and deliver the Letter of Transmittal (or a manually signed facsimile thereof). THE GUARANTEED DELIVERY PROCEDURES MAY NOT BE USED TO TENDER NOTES OR DELIVER CONSENTS PRIOR TO THE CONSENT EXPIRATION TIME.

         Please note that the Solicitation will expire at 5:00 p.m., New York City time, on December 29, 2004, unless extended or terminated. The Exchange Offer will expire at 5:00 p.m., New York City time, on January 13, 2005, unless extended or terminated.

         WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.

         Requests for additional copies of the Exchange Offer documents or the Notice of Guaranteed Delivery and requests for assistance relating to the procedure for tendering Notes or delivering Consents may be directed to the Information Agent at the address and telephone number on the back cover of the Statement. Requests for assistance relating to the terms and conditions of the Exchange Offer and Solicitation may be directed to the Dealer Manager and Solicitation Agent at the address and telephone number on the back cover of the Statement.

         NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU AS AN AGENT OF ANY OF PARAMOUNT, THE DEALER MANAGER AND SOLICITATION AGENT, THE INFORMATION AGENT OR THE EXCHANGE AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

         The Exchange Offer and Solicitation are not being made to, nor will tenders of Notes or delivery of Consents be accepted from or on behalf of, Holders in any jurisdiction in which the making or acceptance of the Exchange Offer or the Solicitation would not be in compliance with the laws of such jurisdiction.

                                                Very truly yours,


                                                PARAMOUNT RESOURCES LTD.